VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-4618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Eck Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

666 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Rappaport	(212) 293-2122	lrappaport@vaneck.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Lee Rappaport, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Eck Securities Corporation, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Lee Rappaport

Title: VP & CFO

Gina M. Gomes
Notary Public

GINA M. GOMES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01G05038685
Qualified in Richmond County
Commission Expires January 30, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Table of Contents



Ernst & Young LLP
One Manhattan West,
New York, NY 10001-
8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Van Eck Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

New York, New York
February 24, 2022

VAN ECK SECURITIES CORPORATION

(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	1,532,830
Investments in marketable securities (cost $8,426,390)		9,990,996
Distribution income receivable		102,849
Commissions receivable		1,684
Due from affiliates		5,528,851
Prepaid expenses and other current assets		504,478
Furniture and equipment, less accumulated depreciation of $290,972		—
Total assets	$	17,661,688

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,678,727
Income tax payable		2,283
Deferred tax liability, net		356,222
Total liabilities		2,037,232
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(70,806,892)
Total stockholder's equity		15,624,456
Total liabilities and stockholder's equity	$	17,661,688

See accompanying notes to Statement of Financial Condition.

(1) Nature of Business

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "VEAC") and a registered broker-dealer under the Securities and Exchange Act of 1934, as amended. Its business consists of acting as general distributor of and/or marketing agent for pooled investment vehicles, including the Van Eck Family of Funds ("Van Eck Funds"). The Company does not hold funds or securities for, or owe money or securities to, customers. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is the Company's designated examining authority.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent.

(b) *Cash and Cash Equivalents*

All cash is held with one financial institution and is included in cash and cash equivalents on the Statement of Financial Condition. Cash equivalents, which the Company considers to be all highly liquid investments with a maturity of three months or less when purchased, are also included in cash and cash equivalents on the Statement of Financial Condition. As of December 31, 2021, there were no such cash equivalents included on the Statement of Financial Condition.

(c) *Investments in Marketable Securities*

Marketable securities, which consist solely of mutual fund investments, are recorded at fair value based on the reported net asset value of the respective investments at the end of each business day. All securities transactions are recorded on a trade-date basis.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with Financial Accounting Standards Board ("FASB") ASC 820 – *Fair Value Measurements*, management discloses financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(Continued)

The Company classifies as Level 1 its investments in marketable securities that are valued based on net asset values. During the year ended and as of December 31, 2021, the Company did not directly hold any instruments that are valued based on inputs other than quoted market prices in active markets that are observable for identical assets (Level 2) or unobservable inputs through the application of management's assumptions and internal valuation pricing models (Level 3).

	Total at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in marketable securities:				
Mutual funds	$ 9,990,996	9,990,996	—	—
Total investments in marketable securities	$ 9,990,996	9,990,996	—	—

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, distribution income receivable, commissions receivable, and accounts payable and accrued expenses.

(d) Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation, other than for leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets (3 – 7 years). Leasehold improvement depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the term of the current office lease.

(e) Trade Receivables

Trade receivables are settled according to the terms of the invoice. There were no write-offs of trade receivables for the year ended December 31, 2021.

(3) Affiliated Parties

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck sponsored mutual funds and providing sales support services to VEAC.

Payroll, inclusive of salaries, payroll taxes, and benefits, as well as rent, and the majority of communications and data processing expenses are allocated by the Parent to its subsidiaries, including the Company, based upon the subsidiaries' proportionate share of resources utilized. These allocations are based on various drivers, such as square footage, headcount, etc.

Costs are being allocated from the Parent, based on an administrative service agreement. Under the agreement, the Parent shall incur a daily fee derived from the proportion of its employees' time spent working on broker-dealer related activities. These costs include allocations of salaries and related expenses as well as overhead of salespeople, product and marketing specialists, legal, compliance, accounting and management. The fee consists of 100% of all costs of the Company, inclusive of costs allocated from the Parent to the Company, plus a markup of 8%, net of the Company's distribution and commission income, settled on a monthly basis. Specifically excluded from both calculations are expenses incurred in connection with third-party marketing agreements.

Both the Company and the Parent also act as paying agents for affiliated parties. These transactions are reflected in the due from affiliates balance on the Statement of Financial Condition.

All investments in mutual funds that are presented in note 2 (c) are investments in Van Eck sponsored mutual funds.

(4)   Income Taxes

The Company files its federal, and primary state and local income tax returns on a consolidated basis with its Parent and other related companies (together the "Van Eck group"). Following the provisions of Accounting Standards Codification 740 – *Income Taxes* ("ASC 740"), the Parent and its wholly owned U.S. subsidiaries have elected to allocate income taxes among the members of the Van Eck group under a pro-rata method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Per a written tax sharing agreement, the Parent acts as a payment agent of the federal and state taxes on behalf of the Company. As of December 31, 2021, the Company recorded current taxes payable of $725,532, $2,283 of which is included in income tax payable and $723,249 of which is included within due from affiliates on the Statement of Financial Condition. The years for which the Company is subject to tax examinations are 2018 through 2021 for federal and 2015 through 2021 for state and local tax.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 prescribes a single, comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. The Company recognizes the tax effects of uncertain tax positions only where the position is more likely than not to be sustained assuming examination by tax authorities. Management has concluded that no liabilities for unrecognized tax benefits exist in relation to uncertain tax positions for all open tax years. Tax interest and penalties are included in accounts payable and accrued expenses on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had no such outstanding payables.

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2021 are as follows:

Deferred tax assets:		
Depreciation of furniture and equipment	$	4,404
Net operating loss carryforward		159,286
Total deferred tax assets		163,690
Deferred tax liabilities:		
Unrealized gains on investments		(360,626)
Total deferred tax liability		(360,626)
Net deferred tax asset before valuation allowance		(196,936)
Less: Valuation allowance on net operating loss carryforward		(159,286)
Net deferred tax liability after valuation allowance	$	(356,222)

As of December 31, 2021, the Company had a New Jersey tax effected net operating loss carryforward of $159,286, which will begin to expire in 2030. The Company has a full valuation allowance recorded against the net operating losses, as management believes they will not be able to utilize the net operating losses.

(5) Commitments and Contingencies, Off-Balance-Sheet Risk and Credit Risk

As discussed in note 1, the Company acts as general distributor of pooled investment vehicles, including mutual funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents. As of December 31, 2021 there were no such charges against the Company.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2021, the Company had regulatory net capital and regulatory net capital requirements of $7,989,629 and $112,067, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.21 to 1.

(7) Defined Contribution Plan

The Parent has a qualified 401(k) Savings and Investment Plan (the "Plan") whereby employees may contribute up to the federal annual limits.

(8) **Subsequent Events**

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 24, 2022, the date the Statement of Financial Condition available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the Statement of Financial Condition.